Exhibit 12
Boyd Gaming Corporation
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(In millions, except ratio amounts)
	Year Ended December 31,
	2012	2011	2010	2009	2008
Income/(loss) from continuing operations before income taxes and (income) loss from unconsolidated affiliates	$(1,143,847)	$(6,278)	$12,340	$(66,809)	$(305,892)
Add:
Fixed charges	300,471	254,867	184,862	153,181	154,347
Distributed income of equity investees	—	—	1,910	60,136	19,579
Subtract:
Interest capitalized	(700)	(354)	—	(378)	(37,667)
Earnings/(losses), as defined (1)	$(844,076)	$248,235	$199,112	$146,130	$(169,633)

Fixed Charges:
Interest expensed, net of interest capitalized	$290,004	$250,731	$180,558	$146,830	$110,146
Interest capitalized	700	354	—	378	37,667
Interest component of rental expense	9,767	3,782	4,304	5,973	6,534
Dividend requirements on preferential securities	—	—	—	—	—
Fixed Charges (2)	$300,471	$254,867	$184,862	$153,181	$154,347

Ratio of earnings to fixed charges			1.1x
Deficiency of earnings to fixed charges	(1,144,547)	(6,632)	—	(7,051)	(323,980)

(1) For purposes of computing this ratio, "earnings" consist of income before income taxes and income/(loss) from unconsolidated affiliates, plus fixed charges (excluding capitalized interest) and distributed income of equity investees. Current year amortization of previously capitalized interest is not included as these amounts are not material.

(2) For purposes of computing this ratio, "fixed charges" include interest whether expensed or capitalized, amortization of debt expense, discount, or premium related to indebtedness (included in interest expense), and such portion of rental expense that we deem to be a reasonable representation of the interest factor.